NEWS RELEASE 07-32	July 26, 2007

NEW SURFACE HIGH GRADE ZONE AT KIRAZLI RETURNS UP TO 17 OUNCES PER TON GOLD

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to report that a new zone of high grade surface gold mineralization has been identified at Kirazli, located approximately one kilometre to the west of the current resource area. This new zone, which has never been drilled, has returned surface rock grades of up to 17.00 ounces per ton gold (583 grams per tonne gold).

This bonanza grade mineralization is an exciting new development at Kirazli. The results are similar to those intersected in hole KD-01 (located in the central part of the resource area), which returned 44.01 grams per tonne gold over 9.1 metres and highlight the further growth potential of the Kirazli gold deposit.

A total of 81 locally derived float and outcrop rock grab samples (52 float and 29 outcrop) were taken from an area measuring 300 metres by 100 metres. Of the grab samples collected:

  31 samples returned grades better than 1.0 gram per tonne gold

  12 samples yielded more than 4.0 grams per tonne gold

  2 outcrop samples returned silver grades of 10.71 ounces per ton (367 grams per tonne) and 6.74 ounces per ton (231 grams per tonne) associated with 6.47 grams per tonne gold and 5.53 grams per tonne gold respectively

PIRENTEPE

Pirentepe is one of Fronteer’s promising new gold projects, located approximately 10 kilometres southeast of Kirazli. Two initial drill holes completed at Pirentepe in 2006 (PD-01 and PD-02) returned 1.83 grams per tonne gold over 46.9 metres and 1.82 grams per tonne gold over 38 metres respectively.

In a significant new advancement, recent follow-up drilling at Pirentepe has returned:

  0.52 grams per tonne gold over 63 metres including 0.71 grams per tonne gold over 39 metres in
  PD-12.

PD-12 is a 1,100 metre step out to the northeast of PD-01 and PD-02 along an interpreted structural zone and may indicate significant size potential to this mineralized system.

Kirazli and Pirentepe, currently owned 100% by Fronteer, are under option to Teck Cominco's Turkish subsidiary ("TCAM") who can earn an initial 60% interest. Together with Agi Dagi and Halilaga, these four projects form an emerging gold and copper district that Fronteer is playing a leadership role in building.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$104 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company with a market value of approximately C$1.0 billion.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, size of exploration program and exposure to exploration/development expenditures an drilling involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.